EXHIBIT - 10

Declaration Fund                                                 January 9, 1998
555 North Lane, Suite 6160
Conshohocken, PA 19428

Gentlemen:

     As counsel for Declaration Fund, a Pennsylvania business trust, registered as such with the Commonwealth of Pennsylvania (the "Trust"), I have been asked to provide this opinion to you with respect to the beneficial interest in the Trust which shall at all times be divided into an unlimited number of transferable shares without par value that may be issued in separate classes or series.

     On March 14, 1990, the Board of Trustees of Consolidated Asset Management Fund ("CAM Fund") approved the reorganization of CAM Fund as a series fund authorized to issue its shares in one or more classes or series, and change CAM Fund's name to "Declaration Fund". The Board further authorized the creation of a series within Declaration Fund to be designated "Declaration Cash Account, and authorized the exchange of the whole and fractional shares of CAM Fund held by CAM Fund shareholders for an equivalent number of whole or fractional shares of Declaration Cash Account. CAM Fund's portfolio of assets would become Declaration Cash Account's portfolio of assets.

     On May 15, 1990, the shareholders of CAM Fund approved an amendment to CAM Fund's trust indenture to (1) authorize the Fund to issue shares in more than one series; (2) reclassify the Fund's outstanding shares as the Declaration Cash Account series; and (3) change the name of the Fund to Declaration Fund. On May 16, 1990, an Amended and Restated Declaration of Trust was filed with the Pennsylvania Department of State to reflect that the Trust existed pursuant to Chapter 95 of Section 15 of Pennsylvania Consolidated Statutes Annotated, and that the Trust was being amended to reflect, among other things, the above matters approved by the Board at its March 14th meeting.

     On February 12, 1992, the Board of Trustees of the Trust authorized the creation of three additional series within Declaration Fund to be designated, respectively, CAMCO 100% U.S. Treasury Short Term Fund, CAMCO 100% U.S. Treasury Intermediate Term Fund, and CAMCO 100% U.S. Treasury Long Term Fund (subsequently renamed CAMCO 100% U.S. Treasury Total Return Fund) (hereinafter collectively the "CAMCO Funds").

     On August 23, 1995, the Board of Trustees approved an amendment to the trust indenture to authorize the termination by the Trustees of any separate series of Declaration Fund if there are no outstanding shares of the separate series. At that time there were no outstanding shares of any of the CAMCO Funds. The trust indenture was accordingly amended effective October 5, 1995. The CAMCO Funds Series were terminated.

     On February 19, 1997, the Board of Trustees of the Trust authorized the creation of an additional series within Declaration Fund to be designated The Michigan Heritage Fund.

     On December 2, 1997, and December 19, 1997, the Trustees, acting in accordance with Section 5.1 of the Amended and Restated Declaration of Trust, reclassified the Class of Shares of The Michigan Heritage Fund into two sub-classes designated as Class A Shares and No-Load Shares respectively, and all shares respecting The Michigan Heritage Fund thereafter issued and outstanding automatically became No-Load Shares upon the issuance of the first share of Class A. The Class A Shares and No-Load Shares shall have the same voting rights and qualifications, restrictions and limitations provided for except that each Class shall have sole voting rights with respect to matters affecting only that Class.

                               MATTERS CONSIDERED

     In connection with rendering this opinion, I have examined and am familiar with the Amended and Restated Declaration of Trust dated March 14, 1990, and Bylaws, as the same have been amended, and the Minutes of the Trust's proceedings found in the official Minute Book of the Trust. In particular, I have examined the language of the Declaration of Trust relating to Limitation on Shareholder Liability, as set forth in Section VI of the said document, which provides, in pertinent part, as follows:

     The trustees shall have no power to bind any shareholder personally or to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such sums as the shareholder may agree to pay by way of subscription to any shares or otherwise...

     With respect to the good standing of the Trust I have relied upon the absence of any evidence in the Trust's Minute Book of the Trust's adoption of a plan of liquidation or dissolution in accordance with the provisions of paragraph 12.4 of the Declaration Trust.

     I am a member of the bar of, and authorized to practice law by the Courts of the Commonwealth of Pennsylvania. Accordingly, my opinion is limited to the substantive laws of that and no other jurisdiction.

                                     OPINION

     Based upon the foregoing and subject to the limitations stated herein, it is my opinion that:

     1. The Trust is a validly organized and subsisting entity under the laws of the Commonwealth of Pennsylvania. The Trust is legally authorized to issue shares representing units of beneficial interest in the Trust at prices determined and in the manner prescribed by the Trusts's currently effective prospectus and statement of additional information; provided, always, that such shares are properly registered under all applicable federal and state securities laws.

     2. The shares of the Trust issued with respect to the Declaration Cash Account series and The Michigan Heritage Fund series when sold, issued and delivered in accordance with the provisions of the registration statement of the Trust on Form N-1A, as amended and in compliance with any and all applicable "blue sky" state law requirements, will be validly issued, fully paid and non-assessable.

     The opinion is given as of the date hereof. No opinion is given as to the personal liability of any shareholders of the Trust solely arising by reason of his or her having been a shareholder of the Trust.

    I consent to the inclusion of this opinion as an Exhibit to Post Effective Amendment No. 28.


                                   Very truly yours,

                                   /S/ MARTIN V. MILLER
                                   --------------------------------------
                                       Martin V. Miller